MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
First Quarter Ended March 31, 2026

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 5, 2026, should be read in conjunction with IAMGOLD's unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2026 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2025, and the related MD&A included in the 2025 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine (“Côté” or “Côté Gold”) is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. (“SMM”). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada.
IAMGOLD employs approximately 3,800 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).
HIGHLIGHTS

Operating and financial results
•Attributable gold production was 183,600 ounces in the first quarter, positioning the Company well to achieve its 2026 production guidance of 720,000 to 820,000 ounces. Production is expected to increase through the year as Côté continues to debottleneck operations and incorporates operating improvements:
•Côté produced 52,300 attributable ounces (74,700 ounces | 100%);
•Westwood produced 36,200 ounces; and
•Essakane produced 95,100 attributable ounces (111,900 ounces | 100%).
•Revenues in the first quarter totaled $1,030.1 million from sales of 211,500 ounces at an average realized gold price1 of $4,859 per ounce.
•Cost of sales per ounce sold was $1,619 for the first quarter.
•Cash cost1 per ounce sold, excluding royalties, was $1,201 for the first quarter.
•Cash cost1 per ounce sold, including royalties, was $1,608 for the first quarter.
•AISC1 per ounce sold was $2,124 for the first quarter.
•Net earnings and adjusted net earnings attributable to equity holders1 was $379.7 million and $391.1 million for the first quarter, respectively.
•Net earnings and adjusted net earnings per share attributable to equity holders1 of $0.65 and $0.67 for the first quarter, respectively.
•Net cash from operating activities was $569.9 million for the first quarter. Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $629.5 million for the first quarter.
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)1 was $657.0 million, and Adjusted EBITDA1 was $666.3 million for the first quarter.
•Mine-site free cash flow1 of $524.6 million for the first quarter.
•The Company has available liquidity1 of $1,096.9 million as at March 31, 2026, an increase of $228.3 million compared to the prior period. Cash and cash equivalents was $550.2 million and the available balance of the revolving credit facility (“Credit Facility”) was $545.7 million. Net cash, excluding leases and letters of credit1, was $0.9 million, an improvement of $229.0 million during the quarter.
•In health and safety, for the quarter ended March 31, 2026, the Company reported a total recordable injuries frequency rate (“TRIFR”) of 0.44, an improved performance from the prior year period. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents.

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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	2

Corporate
•Significant free cash flow generated in the first quarter allowed the Company to: increase its cash and cash equivalents balance by $128.3 million, repay $100 million of the Credit Facility, and purchase $260 million of IAMGOLD shares (12.9 million shares) as part of the share buyback program. Subsequent to quarter end, the Company has purchased an additional 2.1 million shares for $40 million and has purchased 18.0 million shares for $350 million since the inception of the program in December 2025 and paid down the remaining balance of $100 million of its Credit Facility. The Company intends to continue to use cash flow from Essakane to repurchase shares under its share buyback program as the cash is generated and repatriated from Essakane over the course of 2026.
•$212.7 million of cash was repatriated from Essakane in the first quarter, using the structure that enables payments to be made at any time of the year based on the cash generated in excess of working capital requirements by Essakane.
•On March 25, 2026, Fitch affirmed the Company's B+ credit rating and revised the outlook from Stable to Positive. Subsequent to quarter end, on April 9, 2026, the Company received a corporate credit rating upgrade by Moody's Investors Service from B2 to B1 with a stable outlook.
•Subsequent to quarter end, on April 27, 2026, the Company released its 2025 Sustainability Report highlighting the Company's progress and achievements across a range of Environmental, Social and Governance ("ESG") practices.
•On May 4, 2026, the Company strengthened its executive team with the appointment of Ankit Shah as Chief Strategy Officer, bringing nearly two decades of progressive leadership in strategy and corporate development in the mining and advisory sectors.
•On May 5, 2026, at the Company’s Annual General Meeting, shareholders voted in favour of the election of the Company’s Board of Directors, including the appointment of new director Mr. Daniel Racine. Dr. Ann Masse and Ms. Audra Walsh did not stand for reelection and concluded their service on the Board. The Company thanks both Dr. Masse and Ms. Walsh for their years of dedicated service, passion and many contributions to IAMGOLD.

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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures".

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2026, see “Outlook”, and for individual mines performance, see
“Operations”. The following table summarizes certain operating and financial results for the three months ended March 31, 2026
(Q1 2026) and March 31, 2025 (Q1 2025) and certain measures of the Company's financial position as at December 31, 2025.

	Q1 2026	Q1 2025
Key Operating Statistics ($ millions)
Gold production – attributable (000s oz)	183.6	161.0
- Côté Gold[1]	52.3	51.1
- Westwood	36.2	23.9
- Essakane[2]	95.1	86.0
Gold sales – attributable (000s oz)	193.7	164.7
- Côté Gold[1]	55.1	51.6
- Westwood	37.5	27.2
- Essakane[2]	101.1	85.9
Cost of sales[3] ($/oz sold)	$1,619	$1,465
- Côté Gold[1]	$1,713	$1,264
- Westwood	$1,296	$1,547
- Essakane[2]	$1,688	$1,560
Cash costs[4] – excluding royalties ($/oz sold)	$1,201	$1,280
- Côté Gold[1]	$1,369	$1,074
- Westwood	$1,270	$1,527
- Essakane[2]	$1,083	$1,324
Cash costs[4] ($/oz sold)	$1,608	$1,459
- Côté Gold[1]	$1,704	$1,260
- Westwood	$1,270	$1,527
- Essakane[2]	$1,680	$1,557
AISC[4] ($/oz sold)	$2,124	$1,908
- Côté Gold[1]	$2,109	$1,643
- Westwood	$1,733	$2,124
- Essakane[2]	$2,125	$1,846
Average realized gold price ($/oz)	$4,859	$2,731
1.Attributable portion for Côté Gold is based on IAMGOLD’s ownership of 70%. See “Operations – Côté Gold, Canada” for more details.
2.IAMGOLD’s Essakane ownership interest decreased from 90% to 85% effective June 20, 2025. See “Operations – Essakane, Burkina Faso” for more details. The attributable portion for Essakane is presented as 90% for the first half of 2025 and 85% for the second half of 2025 throughout this MD&A.
3.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
4.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	4

	Q1 2026	Q1 2025
Financial Results ($ millions)
Revenues	$1,030.1	$477.1
Gross profit	$570.7	$141.2
EBITDA[1]	$657.0	$195.2
Adjusted EBITDA[1]	$666.3	$204.5
Net earnings attributable to equity holders	$379.7	$39.7
Adjusted net earnings attributable to equity holders[1]	$391.1	$55.2
Net earnings per share attributable to equity holders	$0.65	$0.07
Adjusted net earnings per share attributable to equity holders[1]	$0.67	$0.10
Net cash from operating activities before changes in working capital[1]	$629.5	$104.9
Net cash from operating activities	$569.9	$74.3
Mine-site free cash flow[1]	$524.6	$139.6
Capital expenditures[1] – sustaining	$88.6	$61.7
Capital expenditures[1] – expansion	$12.8	$5.3

	March 31	December 31
	2026	2025
Financial Position ($ millions)
Cash and cash equivalents	$550.2	$421.9
Long-term debt	$549.2	$649.8
Net cash (debt)[1]	$(105.2)	$(344.4)
Available Credit Facility	$545.7	$445.7
1.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	5

Attributable Gold Production (000s oz)
161.0
51.1
23.9
86.0
173.0
67.0
29.4
76.6
189.5
74.6
22.7
92.2
242.4
87.2
37.9
117.3
183.6
52.3
36.2
95.1
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Essakane
Westwood
Côté

Attributable Gold Sales (000s oz)
164.7
51.6
27.2
85.9
173.4
68.4
28.6
76.4
186.7
75.9
20.7
90.1
238.9
87.7
37.1
114.1
193.7
55.1
37.5
101.1
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Essakane
Westwood
Côté

Revenue and Average Realized Price²
2,731
3,182
3,492
4,191
4,859
477.1
580.9
706.7
1088.1
1,030.1
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Revenue
Average Realized Price²

Capital Expenditures[2,3]
101.4
87.3
82.7
67.0
70.3
12.8
8.9
8.0
5.3
10.4
61.7
78.4
59.9
74.7
88.6
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Sustaining
Expansion (Operations)

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1.Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests at Essakane). See “Operations – Essakane, Burkina Faso”.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Côté capital expenditures reflect the proportionate interest in Côté Gold UJV on an incurred basis.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	6

OUTLOOK

Production (000 oz)

	Actual Q1 2026	Full Year Guidance 2026
Côté Gold – (70%)	52.3	270 – 310
Westwood – (100%)	36.2	110 – 130
Essakane – (85%)	95.1	340 – 380
Total attributable production (000s oz)	183.6	720 – 820
Total attributable production for IAMGOLD in 2026 is expected to be in the range of 720,000 to 820,000 ounces. Production is expected to increase through the year as Côté continues to debottleneck operations and incorporates operating improvements. For further details, refer to the “Operations” section of each mine below.
Costs

	Actual Q1 2026	Full Year Guidance[3] 2026
Côté Gold
Cash costs – excluding royalties ($/oz sold)	$1,369	$900 – $1,050
Cash costs – including royalties[3] ($/oz sold)	$1,704	$1,200 – $1,350
AISC – including royalties[3] ($/oz sold)	$2,109	$1,775 – $1,925
Westwood
Cash costs ($/oz sold)	$1,270	$1,500 – $1,650
AISC ($/oz sold)	$1,733	$1,950 – $2,100
Essakane
Cash costs – excluding royalties ($/oz sold)	$1,083	$1,150 – $1,300
Cash costs – including royalties[3] ($/oz sold)	$1,680	$1,600 – $1,750
AISC – including royalties[3] ($/oz sold)	$2,125	$2,000 – $2,150
Consolidated
Cost of sales[1] ($/oz sold)	$1,619	$1,425 – $1,575
Cash costs[1,2] – excluding royalties ($/oz sold)	$1,201	$1,100 – $1,250
Cash costs[1,2] – including royalties[3] ($/oz sold)	$1,608	$1,425 – $1,575
AISC[1,2] – including royalties[3] ($/oz sold)	$2,124	$2,000 – $2,150
1.Consists of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100%, and 85%, respectively.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Guidance for cash costs and AISC, including royalties, assumes a $4,000 per ounce gold price in the estimate of royalties per ounce.
Cash costs on a consolidated basis, excluding royalties, are expected to be in the range of $1,100 to $1,250 per ounce sold. Cash costs, including royalties, are expected to average $1,425 to $1,575 per ounce sold. The amount of royalties included in cash cost was $407 per ounce during the quarter, $82 per ounce higher than guidance, as the average realized price of gold sold was $4,859, or $859 per ounce more than the gold price assumption used in guidance estimates. Refer to the table below for the sensitivity of royalties based on gold price. AISC, including royalties, are expected to be in the range of $2,000 and $2,150 per ounce sold.
Royalty Sensitivities

	$ per ounce sold
Gold Price	Consolidated	Côté Gold	Essakane
$3,500	$270	$245	$350
$4,000 (guidance price)	$325	$300	$450
$4,500	$390	$340	$540
$5,000	$440	$385	$600
The full year guidance for 2026 is based on the following assumptions (before the impact of hedging): an average realized gold price of $4,000 per ounce, USD/CAD exchange rate of 1.35, EUR/USD exchange rate of 1.18, average Brent oil price of $65 per barrel and West Texas Intermediate (WTI) price of $65 per barrel. On oil price, the Company estimates that for a $10 per barrel increase, the impact on the direct cost of fuel would increase costs by approximately $12 per ounce, exclusive of broader indirect inflationary pressures on input costs and the supply chain. For further information on the expected impacts from fluctuation in guidance assumptions, refer to the Sensitivity Impact table included in the “Financial Condition” section.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	7

Capital Expenditures

	Actual Q1 2026			Full Year Guidance 2026[1]
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (70%)	$18.8	$9.1	$27.9	$160	$85	$245
Westwood (100%)	16.6	3.1	19.7	55	30	85
Essakane (100%)	53.2	0.6	53.8	165	5	170
Total[2]	$88.6	$12.8	$101.4	$380	$120	$500
1.Capital expenditures guidance (±5%).
2.Includes $7 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
Sustaining capital expenditures are expected to be approximately $380 million ±5%. Sustaining capital at Côté Gold, on an attributable basis, is expected to total $160 million ±5%, an increase from the prior year due to additional non-recurring plant and infrastructure design changes and improvements identified during the ramp-up to optimize operations and operating costs.
Expansion capital expenditures are expected to total $120 million ±5% in 2026. The expansion capital at Côté Gold is to de-risk the contemplated Côté expansion; early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit. Additional expansion capital is associated with development works at Westwood to support the study of options to increase mining volumes including the potential for bulk mining in the eastern parts of Westwood underground.
Exploration Outlook

	Actual Q1 2026			Full Year Guidance 2026
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$4.9	$6.4	$11.3	$11	$34	$45
Exploration projects – brownfield	2.3	0.5	2.8	7	2	9
	$7.2	$6.9	$14.1	$18	$36	$54
Exploration expenditures for 2026 are expected to be approximately $54 million, the majority of which will be expensed. The Nelligan Mining Complex is the primary focus for exploration in 2026, with an estimated spend of approximately $24 million (including the construction of certain infrastructure to support an expanding program), followed by Côté Gold at approximately $5 million attributed to IAMGOLD, and Essakane at approximately $6 million.
Income Taxes Paid and Depreciation Outlook

($ millions)	Actual Q1 2026	Full Year Guidance 2026
Depreciation expense	$115.7	$480 (±5%)
Income taxes paid	$28.5	$205 – $215
The Company expects to pay cash taxes in the range of $205 to $215 million during 2026. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes (“GloBE”).
Depreciation expense for 2026 is expected to be $480 million (±5%) corresponding with production levels and depletion of certain pit phases for which waste stripping costs have been capitalized.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company released its 2025 Sustainability Report on April 27, 2026. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative and Sustainability Accounting Standards Board.
Health and Safety
The TRIFR in the first quarter was 0.44 as of March 31, 2026, compared to 0.67 as of March 31, 2025. The Essakane mine achieved the milestone of “triple zero” in the first quarter, and Westwood achieved its first full quarter at a zero TRIFR, a goal every mine site strives to reach. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents.
Environmental
There were zero significant environmental incidents reported for the quarter1.

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1.IAMGOLD defines significant incidents as those assessed as Level 4 or 5 based on the Company's risk matrix, and/or resulting in fines greater than US$100,000. The Company's risk matrix includes a consequence matrix to determine incident severity that considers environmental, health and safety, social, and financial aspects.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	8

Social Performance
During the first quarter of 2026, IAMGOLD continued its strong relationship with local communities at each of our sites, including supporting community-based and wellness-focused initiatives. Notable initiatives included the Cycling Grand Prix and the Regional Hospital Centre Gala in Burkina Faso, as well as community runs and hockey tournaments, aimed to support raising funds for health and wellness in the local communities in Canada.
Indigenous Relations
As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action1, IAMGOLD is continuing to advance a company-wide initiative to articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company’s experiences and reflects its values. This work is intended to support the creation of a coherent vision for reconciliation and a roadmap to help guide the Company’s actions as an organization, embedding reconciliation more intentionally across the organization, and defining actions to guide respectful, mutually beneficial relationships with Indigenous communities.
In the first quarter 2026, IAMGOLD launched new mandatory awareness training for all its Canada-based employees titled “Indigenous Peoples of Canada: An Introduction to History and Relationship”.
Culture and Inclusion
IAMGOLD includes annual objectives to support its efforts in integrating culture and inclusion into the strategy and corporate scorecard, for the annual objectives, and tracks metrics in site and corporate reports for visibility and measurement. As of March 31, 2026, women accounted for 40% of the Company’s executive leadership team.
Governance
The Board of Directors of IAMGOLD (the “Board”) maintains diversity and renewal guidelines that reflect governance best practices. Membership should comprise, at a minimum, of the greater of (i) two women directors, or (ii) 30% women directors. The average tenure of the Board should not exceed ten years, and no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.
As of March 31, 2026, women represented 44% of directors and 50% of the independent directors. The average tenure of directors on the Board is approximately three years.

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1.The Truth and Reconciliation Commission of Canada (2015) released its Calls to Action report, which included a call to the Canadian corporate sector to support reconciliation

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	9

OPERATIONS

Côté Gold, Canada

The Côté District is located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada. The mine is being operated through an unincorporated joint venture (the “Côté Gold UJV” or “UJV”) between IAMGOLD, as the operator, and SMM.
Côté Gold Mine (IAMGOLD interest – 70%)

	Q1 2026	Q1 2025
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,553	3,115
Grade mined (g/t)	0.99	0.78
Operating waste mined (000s t)	4,947	5,667
Capital waste mined (000s t)	826	1,973
Total material mined (000s t)	9,326	10,755
Strip ratio[1]	1.6	2.5
Ore milled (000s t)	2,341	2,097
Head grade (g/t)	1.07	1.17
Recovery (%)	93	93
Gold production (000s oz) – 100%	74.7	73.0
Gold production (000s oz) – 70%	52.3	51.1
Gold sales (000s oz) – 100%	78.4	73.8
Gold sales (000s oz) – 70%	55.1	51.6
Average realized gold price[2] ($/oz)	$4,833	$2,925
Financial Results ($ millions – attributable interest)
Revenues[3]	$267.1	$151.2
Cost of sales[3]	94.5	65.2
Production costs	77.4	56.4
(Increase)/decrease in finished goods	(1.4)	(0.8)
Royalties[4]	18.5	9.6
Cash costs[2]	94.0	65.1
Sustaining capital expenditures[2]	18.8	18.2
Expansion capital expenditures[2]	9.1	3.1
Total sustaining and expansion capital expenditures[2]	27.9	21.3
Earnings from operations	131.0	49.7
Mine-site free cash flow[2]	111.9	57.6
Unit costs per tonne[2]
Mine costs per operating tonne mined[2]	$5.14	$3.49
Mill costs per tonne milled[2]	$24.62	$20.18
G&A costs per tonne milled[2]	$9.17	$8.89
Operating costs per ounce[5]
Cost of sales excluding depreciation ($/oz sold)	$1,713	$1,264
Cash costs[2] – excluding royalties ($/oz sold)	$1,369	$1,074
Cash costs[2] ($/oz sold)	$1,704	$1,260
AISC[2] ($/oz sold)	$2,109	$1,643
1.Strip ratio is calculated as waste mined divided by ore mined.
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
4.Includes the 7.5% gross margin royalty and various net smelter return royalties.
5.Cost of sales, cash costs excluding royalties cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	10

Operational Insights
•Côté Gold attributable gold production in the first quarter 2026 was 52,300 ounces (74,700 ounces | 100%), a 2% increase from the prior year period.
•Mining activity totaled 9.3 million tonnes in the first quarter 2026, lower by 1.4 million tonnes or 13% compared to the same prior year period. Ore tonnes mined were 3.6 million tonnes, or 14% higher than the prior year period, due to a lower strip ratio of 1.6:1. The average grade mined was 0.99 g/t in the first quarter 2026, an increase of 27% over the prior year period, in line with expectations. Total tonnes mined was lower in January and February as the operation completed pioneering and overburden removal activities required for the pit pushback and managed seasonal winter conditions. Mining activity increased in March following the commencement of drilling and blasting in the pushback area. As the Company expands the pit operating area, increased flexibility and operating space are expected to improve efficiencies and unit costs and reduce the impact of winter events on mining activities.
•Mill throughput in the first quarter 2026 totaled 2.3 million tonnes, an increase of 12% over the prior year period, however lower than planned. Throughput was limited in the quarter by unplanned downtime resulting from a conveyor belt that had increased wear and splits on splice joints following an increase in the material load after the commissioning of the additional secondary crusher, compounded by winter conditions. Reinforcement repairs were made in early April and the belt performance has improved, though at a slightly reduced capacity with throughput averaging 32,000 tonnes per day in April. A replacement conveyor belt will be installed in May as part of the scheduled maintenance shutdown.
•The Company continued to supplement crushing capacity with the contracted aggregate crusher. The Company completed the commissioning of the second cone crusher at the end of last year and continues to expect to phase out the temporary aggregate crushing circuit at the end of the first half of 2026. Improvements to the crushing circuit have been realized with improved wear rates on the HPGR rollers with better sized material now feeding the HPGR. As a result, the planned replacement of the rollers was extended from February to May. A longer HPGR lifespan is expected to translate into reduced maintenance costs and improved crushing circuit availability.
•Head grade for the first quarter was 1.07 g/t, in line with the guidance for the year of 1.0 to 1.1 g/t. Head grades were 9% lower than the prior year, as the proportion of ore feed direct from the pit increases in contrast to the prior period which relied upon the higher grade stockpiles built during the project ramp-up. Recoveries in the plant averaged 93% in the quarter, in line with the prior year period. The reconciliation between the reserve models, grade control models, mill feed and production continues to be in line with expected tolerances.
•The Company plans to release an updated technical report in the fourth quarter 2026 that is expected to outline a larger scale Côté Gold Mine with a conceptual mine plan including both the Côté and Gosselin zones. The technical report is expected to envision an expansion of the processing plant from 36,000 tpd to 50,000 - 55,000 tpd, with a mine plan targeting a subset of the combined mineral inventory that currently measures 18.2 million ounces Measured and Indicated Mineral Resources and 2.2 million ounces Inferred Mineral Resources. The Company will be publishing an updated Mineral Resource estimate for Côté Gold in the second quarter 2026 to incorporate the final infill holes at the end of last year with the goal to further upgrade ounces to Measured and Indicated.
Financial Performance (70% basis) – Q1 2026 Compared to Q1 2025
•Production costs of $77.4 million during the three months ended March 31, 2026, were $21.0 million or 37% higher than the same prior year period primarily from higher use of the contractor aggregate services, contractor costs to support the conveyor repairs described above, higher mine maintenance as the mining fleet commenced the first series of rebuilds, as well as an emergent increase in diesel prices during the end of the quarter resulting from the conflict in the Middle East.
•While mining and milling costs remained elevated in the first quarter 2026, the Company continues to execute its plans to reduce mining and milling costs below 2026 year end targets of $4/t and $15/t respectively and realize further reductions in 2027 onwards.
•Mining costs averaged $5.14 per tonne mined during the three months ended March 31, 2026. Mining costs were impacted by lower volumes mined, an increase in diesel costs, as well as the continued operation of the contractor aggregate crusher that increased rehandling and utilization of haul trucks. The impact is expected to reduce as the contractor aggregate is phased out at the end of the first half of 2026.
•Milling costs were $24.62 per tonne milled during the three months ended March 31, 2026. Unit costs remained higher in the first quarter due to the lower throughput volumes, compounded by increased utilization of the temporary aggregate crusher. Unit costs are expected to decline as the contractor aggregate crushing is phased out at the end of the first half of the year, as well as on increased volumes and maintenance cycle improvements.
•G&A costs were $9.17 per tonne milled during the three months ended March 31, 2026.
•Cost of sales, excluding depreciation, of $94.5 million was $29.3 million or 45% higher than the prior year period. Cost of sales per ounce sold, excluding depreciation, of $1,713 was $449 or 36% higher primarily due to higher production costs and higher royalties.
•Cash costs, excluding royalties, of $75.5 million were $20.0 million or 36% higher than the prior year period, and cash cost per ounce sold, excluding royalties, of $1,369, was higher by $295 or 27%, primarily due to higher production costs.
•Royalties during the three months ended March 31, 2026, were $18.5 million or $335 per ounce (20% of cash costs), 93% higher compared to the prior year period due to higher gold prices.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	11

•Cash costs, including royalties, of $94.0 million were $28.9 million or 44% higher than the prior year period. Cash cost per ounce sold of $1,704 was higher by $444 or 35%, primarily due to higher production costs.
•AISC per ounce sold of $2,109 was higher by $466 or 28%, primarily due to higher cash costs per ounce sold and higher production and sales volume.
•Capital expenditures totaled $27.9 million ($39.8 million | 100%) in the first quarter 2026. Sustaining capital expenditures totaled $18.8 million ($26.8 million | 100%), including $8.8 million of tailings infrastructure and related earthworks, $5.0 million of capital projects related to operational improvements and ramp-up, $4.9 million of mobile equipment and critical spares, and $0.1 million of other capital projects. Expansion capital of $9.1 million ($13.0 million | 100%) included $7.8 million capital waste stripping for the Phase 2 pit expansion along the periphery of the current pit and $1.3 million of related infrastructure improvements.
•Mine-site free cash flow, on an attributable basis, was $111.9 million ($159.9 million | 100%) for the three months ended March 31, 2026, on the strength of record revenues of $267.1 million with gold sales of 55,100 ounces at the realized gold price of $4,833 per ounce, resulting in operating cash flows of $144.1 million ($205.9 million | 100%) offset by capital expenditures totaling $32.2 million.
2026 Outlook
Côté Gold attributable production in 2026 is expected to be in the range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%). The focus in 2026 is on stabilization and optimization, improving the cost structure and preparing for the contemplated expansion of Côte. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing in the expansion to derisk the larger build.
Mining activities in 2026 are planning a total of approximately 52 million tonnes of material mined. This includes a large pushback to open up the pit to improve mine efficiency and prepare for the contemplated expansion. Mill throughput is expected to total approximately 12 to 13 million tonnes, with the plant averaging 36,000 tpd (nameplate) over the course of the year. Plant head grades are expected to average between 1.0 g/t and 1.1 g/t. Gold production is expected to be higher in the second half of the year based on increased throughput following the first quarter and higher grades in the second half of the year.
Cash costs, excluding royalties, at Côté Gold are expected to be in the range of $900 to $1,050 per ounce sold. Cash costs including royalties, at a gold price assumption of $4,000 per ounce, are estimated to be $1,200 to $1,350 per ounce sold. At a $5,000/oz gold price, cash costs including royalties would be approximately $185 per ounce sold higher. AISC, including royalties at a gold price assumption of $4,000 per ounce, is expected to be in the range of $1,775 to $1,925 per ounce sold. Côté Gold relies on diesel to operate the haul trucks, while the shovels and processing plant are connected to the grid. The cost estimates for 2026 used an oil price assumption of $65 per barrel for WTI. It is estimated that a $10 increase in the price of oil per barrel would approximately equate to a $7 per ounce increase in costs, exclusive of broader indirect inflationary pressures on input costs and the supply chain.
Sustaining capital expenditures guidance for Côté Gold is approximately $160 million ±5% ($230 million | 100%) that includes $50 million ($70 million | 100%) of non-recurring capital to improve the operating efficiency and the long-term operating cost structure.
Expansion capital of $85 million ±5% ($120 million | 100%) mainly relates to the planned strategic pit pushback that will provide both operational flexibility in the near term and optionality for the expansion, as well as the acceleration of certain expansion related plant construction activities, including an additional Vertimill in early 2027.
Exploration
The Gosselin zone is located immediately to the northeast of the Côté zone. Following the completion of the delineation diamond drilling program in 2025 which aimed at increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category, 2026 activities will include 10,000 metres of exploration drilling to test the north and north-east area of the Gosselin zone. Approximately 4,400 metres were drilled in the quarter.
The results of the 2025 Gosselin drilling program are all received and will be included in the updated Mineral Reserves and Mineral Resources estimate in the second quarter of 2026. The estimate will inform the planned updated technical report which will consider a larger scale Côté Gold Mine with a conceptual mine plan targeting both the Côté and Gosselin zones over the life of mine. This updated technical report is expected to be completed by the end of 2026.
Côté Zone Drilling
An infill drilling program of 20,000 metres is planned on the Côté zone and extensions to Gosselin. Approximately 4,200 metres of surface diamond drilling (including approximately 1,200 metres of geotechnical drilling) were completed in the first quarter of 2026. The infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	12

Westwood Complex, Canada

The Westwood Complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood Complex includes the Westwood underground mine and the Grand Duc open pit mine.
Westwood Complex (IAMGOLD interest – 100%)

	Q1 2026	Q1 2025
Key Operating Statistics
Underground lateral development (metres)	1,153	1,147
Ore mined (000s t) – underground	106	89
Ore mined (000s t) – open pit	60	192
Ore mined (000s t) – total	166	281
Grade mined (g/t) – underground	9.83	6.29
Grade mined (g/t) – open pit	0.83	1.31
Grade mined (g/t) – total	6.59	2.89
Ore milled (000s t)	303	282
Head grade (g/t) – underground	9.85	6.28
Head grade (g/t) – open pit	1.08	1.37
Head grade (g/t) – total	4.04	2.89
Recovery (%)	92	91
Gold production (000s oz)	36.2	23.9
Gold sales (000s oz)	37.5	27.2
Average realized gold price[1] ($/oz)	$4,894	$2,914
Financial Results ($ millions)
Revenues[2]	$184.3	$79.8
Cost of sales[2]	48.5	42.1
Production costs	47.5	41.0
(Increase)/decrease in finished goods	1.0	1.1
Cash costs[1]	47.6	41.6
Sustaining capital expenditures[1]	16.6	15.1
Expansion capital expenditures[1]	3.1	—
Total sustaining and expansion capital expenditures[1]	19.7	15.1
Earnings from operations	117.3	21.1
Mine-site free cash flow[1]	110.0	16.6
Unit costs per tonne[1]
Underground mining cost per tonne mined	$287.25	$274.75
Open pit mining cost per operating tonne mined	$8.25	$7.24
Milling cost per tonne milled	$27.50	$23.26
G&A cost per tonne milled	$19.89	$22.70
Operating costs per ounce[3]
Cost of sales excluding depreciation ($/oz sold)	$1,296	$1,547
Cash costs[1] – excluding royalties ($/oz sold)	$1,270	$1,527
Cash costs[1] ($/oz sold)	$1,270	$1,527
AISC[1] ($/oz sold)	$1,733	$2,124
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
3.Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	13

Operational Insights
•Westwood gold production in the first quarter 2026 was 36,200 ounces, higher by 12,300 ounces or 51% compared with the same prior year period.
•Underground mining activity in the first quarter 2026 of 106,000 tonnes of ore was higher by 17,000 tonnes or 19% than the same prior year period, due to improved stope mucking procedures and hoisting performance. The grade of 9.83 g/t Au was higher than the prior period mainly due to mine sequencing.
•Open pit mining activity in the first quarter 2026 of 60,000 tonnes of ore was lower by 132,000 tonnes than the same prior year period, primarily due to a focus on waste stripping activities as part of the mining sequence to open up access to ore.
•Mill throughput in the first quarter 2026 was 303,000 tonnes, 21,000 tonnes higher than the prior year period. The average grade of 4.04 g/t, was 40% higher than the same prior year period due to higher grade and volume processed from the underground mine.
•The mill achieved recoveries of 92% in the first quarter 2026, 1% higher than the same prior year period.
•The Company plans to publish an updated technical report for Westwood in the second half of 2027 which is expected to highlight the potential for bulk mining in the eastern zone at depth in Westwood. This approach could potentially support higher overall underground throughput which conceptually would allow for increased gold production at improved mining costs. Increasing the proportion of underground ore processed through the plant would also help offset the expected decline in open‑pit feed once the low‑grade Grand Duc open pit is depleted.
Financial Performance – Q1 2026 Compared to Q1 2025
•Production costs of $47.5 million were higher by $6.5 million or 16% than the same prior year period, primarily due to increased extraction activities in the underground mine. Underground mining costs per tonne mined were $287.25, higher by $12.50 per tonne or 5% than the same prior year period, resulting from an increase in the price of explosives and increased drilling activities. Milling costs of $27.50 per tonne were slightly higher due to increased rental costs for the portable crushing unit supporting the supplemental Grand Duc ore feed and increased maintenance.
•Cost of sales, excluding depreciation, of $48.5 million was higher by $6.4 million or 15% compared to the same prior year period due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,296 was lower by $251 or 16%, resulting from increased sales volume compared to the same prior year period, partially offset with higher production costs.
•Cash costs of $47.6 million were higher by $6.0 million or 14% compared to the prior year period due to higher production costs. Cash costs per ounce sold of $1,270 were lower by $257 per ounce or 17%, due to higher production and sales volumes, partially offset with higher production costs.
•AISC per ounce sold of $1,733 was lower by $391 per ounce or 18%, primarily due to lower cash costs per ounce, lower sustaining capital spend, and an increase in production and sales volumes compared to the same prior year period.
•Sustaining capital expenditures of $16.6 million included underground development and rehabilitation of $8.0 million mill and mobile equipment of $4.1 million, capitalized stripping at Grand Duc of $4.1 million, and other sustaining capital projects of $0.4 million. During the quarter a work program progressed on the adjacent Eastwood deposit, with $3.1 million incurred in the period, to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining and resulted increase in underground throughput.
•Mine-site free cash flow was $110.0 million for the three months ended March 31, 2026, based on revenues of $184.3 million with gold sales of 37,500 ounces at a realized gold price of $4,894 per ounce, generating operating cash flows of $130.2 million offset by capital expenditures totaling $20.2 million.
2026 Outlook
Westwood production is expected to be in the range of 110,000 to 130,000 ounces in 2026. Underground mining is planned for between 900 to 1,000 tonnes per day and the Grand Duc open pit life was extended into 2027 based on the improved economics in the current gold price environment. Mill throughput is expected to total 1.2 million tonnes in 2026 with blended head grades expected to average 3.4 to 3.5 g/t over the course of the year.
Cash costs at Westwood are expected to be in the range of $1,500 to $1,650 per ounce sold and AISC in the range of $1,950 to $2,100 per ounce sold.
Sustaining capital expenditures guidance is $55 million (±5%), primarily consisting of underground development in support of the mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill. Expansion capital of $30 million is primarily associated with development works to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining. Additional extensions to the Grand Duc pit will also be investigated this year.
Brownfield Exploration
During the three months ended March 31, 2026, approximately 10,400 metres of diamond drilling were completed to largely support the continued ramp-up of underground mining operations and assess potential expansion of the Grand Duc open-pit operation. The Company is investigating high priority underground targets which could offer potential additional sources of high-grade material and/or areas of broader mineralization particularly in the eastern extension.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	14

Essakane, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 kilometres northeast of the capital, Ouagadougou. The Essakane District includes the Essakane mine and the surrounding mining lease and exploration concessions totaling approximately 600 square kilometres. Effective June 20, 2025, in accordance with the amended Burkina Faso Mining Code, the government of Burkina Faso increased its ownership interest in the Essakane mine from 10% to 15%. As a result, the Company’s interest decreased thereafter from 90% to 85%.
Essakane Mine (IAMGOLD interest – 85% for Q1 2026, 90% for Q1 2025)

	Q1 2026	Q1 2025
Key Operating Statistics[1]
Ore mined (000s t)	2,231	2,447
Grade mined (g/t)	1.09	1.21
Operating waste mined (000s t)	1,985	5,667
Capital waste mined (000s t)	7,726	2,747
Total material mined (000s t)	11,942	10,861
Strip ratio[2]	4.4	3.4
Ore milled (000s t)	3,141	3,112
Head grade (g/t)	1.24	1.08
Recovery (%)	89	88
Gold production (000s oz) – 100%	111.9	94.6
Gold production (000s oz) – attributable	95.1	86.0
Gold sales (000s oz) – 100%	118.9	95.4
Average realized gold price[3] ($/oz)	$4,859	$2,898
Financial Results ($ millions)[1]
Revenues[4]	$578.6	$276.9
Cost of sales[4]	200.7	148.9
Production costs	126.1	124.9
(Increase)/decrease in finished goods	3.7	1.8
Royalties[5]	70.9	22.2
Cash costs[3]	199.8	148.6
Sustaining capital expenditures[3]	53.2	27.9
Expansion capital expenditures[3]	0.6	2.2
Total sustaining and expansion capital expenditures[3]	53.8	30.1
Earnings from operations	318.6	94.8
Mine-site free cash flow[3]	302.7	65.4
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$4.71	$5.57
Milling cost per tonne milled	$20.46	$17.56
G&A cost per tonne milled	$10.39	$9.39
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,688	$1,560
Cash costs[3] – excluding royalties ($/oz sold)	$1,083	$1,324
Cash costs[3] ($/oz sold)	$1,680	$1,557
AISC[3] ($/oz sold)	$2,125	$1,846
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
5.Includes contributions made by the Essakane mine to the development fund for local communities, equating to 1% of total revenues.
6.Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	15

Operational Insights
•Essakane attributable gold production in the first quarter 2026 was 95,100 ounces (111,900 ounces | 100%), an increase of 9,100 ounces of 11% from the prior year period due to increased head grade through the mill.
•Mining in the first quarter 2026 totaled 11.9 million tonnes, higher by 1.1 million tonnes or 10% compared to the same prior year period. Ore mined totaled 2.2 million tonnes in the quarter at an average grade of 1.09 g/t, a decrease of 9% and 10%, respectively over the same year prior period. The Company is seeing positive reconciliation from the lower benches of Phase 7, in line with results from the lower section of prior phases where positive reconciliation offset negative reconciliation from the upper benches. Capital waste mined increased from the prior period as mining progressed to open up the Lao pit as per the mine plan.
•Mill throughput in the first quarter 2026 was 3.1 million tonnes at an average head grade of 1.24 g/t, 1% higher and 15% higher than the same prior year period, respectively.
•The mill achieved recoveries of 89% in the first quarter 2026, 1% higher than the same prior year period.
•The Company plans to issue an updated technical report in the first half of 2027. The report is expected to illustrate the potential extension of Essakane’s mine life up to 2033 with additional phases in the Essakane pit and adjacent open pits.
•The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, and more broadly, the West African region, which has put pressure on supply chains. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and activity levels at the site in response to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies, and inventory to the mine. The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against militant attacks. See “Risks and Uncertainties”.
•In June 2025, Essakane declared a record dividend of approximately $855 million representing the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD’s 85% portion of the dividend, net of taxes, is approximately $680 million at a foreign exchange rate of EUR/USD 1.15. Since the declaration date and up to March 31, 2026, $508.0 million of IAMGOLD’s portion has been successfully repatriated, including interest payments of $12.5 million. Essakane is expected to declare a dividend, representing the full distribution of its 2025 earnings, of approximately $500 million in June 2026, with the Company's portion, net of withholding taxes, expected to be approximately $400 million. See “Financial Condition - Dividend Payments from Essakane”.
•On April 7, 2025, the Government of Burkina Faso enacted an update to the royalty decree increasing the minimum royalty rate applicable to gold prices above $3,000/oz to 8%, with the rate increasing by an additional 1% for each $500/oz thereafter. The previous rate was 7% on all gold sold at or above $2,000/oz. The average royalty rate was 10% in the first quarter 2026 compared to 7% in the same prior year period, in addition to the contributions to the development fund for local communities equating to 1% of total revenues.
Financial Performance – Q1 2026 Compared to Q1 2025
•Production costs of $126.1 million were higher by $1.2 million or 1%, in line with prior year levels. Mining costs were lower due to free digging of the initial saprolite benches of the Lao pit resulting in reduced explosives consumption, offset by higher energy and consumable costs and the replacement of liners during the quarter. Costs were also impacted by USD equivalent labour, contractor and facility costs, which have increased compared to the same prior year period due to the appreciation of the local XOF currency, which is pegged to the Euro.
•Cost of sales, excluding depreciation, of $200.7 million was higher by $51.8 million or 35%, primarily due to a 220% increase in royalties resulting from higher gold prices under the new royalty decree and slightly higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,688 was higher by $128 per ounce or 8% due to higher royalties offset by higher production and sales volumes.
•Royalties during the three months ended March 31, 2026, were $70.9 million or $597 per ounce (35% of cash costs), an increase of $364 per ounce compared to the prior year period.
•Cash costs, excluding royalties, of $128.9 million were higher by $2.5 million or 2%, primarily due to higher production costs. Cash costs per ounce sold, excluding royalties, of $1,083 per ounce were lower by $241 per ounce or 18%, primarily due to higher production and sales volumes.
•Cash costs, including royalties, of $199.8 million were higher by $51.2 million or 34% mainly due to higher royalties, and total cash costs per ounce sold of $1,680 per ounce were higher by $123 or 8%.
•AISC per ounce sold of $2,125 was higher by $279 per ounce or 15% due to higher royalties compared to the prior period, combined with higher sustaining capital expenditures, partially offset by higher production and sales volumes.
•Total capitalized stripping of $36.3 million was higher by $21.9 million or 152%, due to the initial pushbacks of a pit expansion in the adjacent Lao pit, resulting in higher overall waste tonnes mined in the period decreasing the proportion of waste tonnes classified as operating waste consistent with the 2026 mine plan.
•Sustaining capital expenditures, excluding capitalized stripping, of $16.9 million included mobile and mill equipment of $5.6 million, capital spares of $3.5 million, tailings management of $2.5 million, resource development of $1.9 million, generator overhaul $1.2 million and other sustaining projects of $2.2 million.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	16

•Mine-site free cash flow, on a 100% basis, was $302.7 million for the three months ended March 31, 2026, with revenues of $578.6 million resulting from gold sales of 118,900 ounces at a realized gold price of $4,859 per ounce, producing operating cash flows of $355.0 million offset by capital expenditures totaling $52.3 million.
2026 Outlook
Essakane attributable production is expected to be in the range of 340,000 to 380,000 ounces (400,000 to 440,000 ounces | 100%). Mining activities will predominantly target Phase 7 of the Essakane Main Zone and the adjacent Lao pit, with an estimated target of 42 to 43 million tonnes of material mined at a strip ratio between 2.5 to 3:1. Mill throughput is expected to total near 13 million tonnes with head grades averaging 1.10 g/t Au.
Cash costs, excluding royalties, are expected to be in the range of $1,150 to $1,300 per ounce sold. Costs at Essakane are impacted by the Burkinabe royalty structure described above which are uncapped and tied to gold prices. Cash costs including royalties, at a gold price assumption of $4,000 per ounce, are estimated to be $1,600 to $1,750. At a $5,000 per ounce gold price, cash costs including royalties would be approximately $150 per ounce sold higher. AISC, including royalties at a gold price assumption of $4,000 per ounce, is expected to be in the range of $2,000 to $2,150 per ounce sold.
Essakane mainly relies on diesel and heavy fuel oil to power the processing plant and operate the mining fleet. The cost estimates for 2026 used an oil price assumption of $65 per barrel for Brent. Based on the usage between milling and mining, it is estimated that a $10 increase in the price of oil per barrel would approximately equate to a $20 per ounce increase in cash costs and all-in sustaining cost, respectively, exclusive of broader indirect inflationary pressures on input costs and the supply chain. Fuel supply has not been impacted by the conflict in the Middle East up to date, though risks to price and supply have increased. The Company is actively monitoring the situation and implementing measures that are within its control.
Sustaining capital expenditures guidance is approximately $165 million (±5%), including approximately $90 million of capitalized waste stripping to progress Phase 6 and into the Lao pit, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the annual tailings dam program. The capitalized waste stripping is higher than estimated in the December 2023 technical report due to inclusion of the Lao pit and extension of estimated mine life into 2029.
Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage supply continuity, while also investing in additional infrastructure and supply inventory levels designed to secure operational continuity. See “Risks and Uncertainties.”
Brownfield Exploration
During the three months ended March 31, 2026, approximately 8,300 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and convert some Inferred Resources into the Indicated Resource category within selected areas of Essakane North, Essakane Main Zone and the Lao Junction sector. The deposits remain open along strike and at depth. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.
Nelligan Mining Complex, Quebec, Canada

On December 19, 2025, and December 22, 2025, the Company acquired all of the issued and outstanding shares of each of Northern Superior and Orbec, respectively, by way of court-approved plan of arrangement for consideration of approximately $329.0 million and $14.2 million, respectively, in shares of the Company and cash. The Northern Superior acquisition consolidated the Philibert, Chevrier, Lac Surprise, and Croteau projects with Orbec’s early‑stage Muus project, creating a combined project portfolio alongside IAMGOLD’s Nelligan, Monster Lake and Anik projects.
The combined assets, together the “Nelligan Mining Complex”, consolidates the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Nelligan Mining Complex is now positioned as one of the largest pre-production gold camps in Canada. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.
On February 17, 2026, the Company announced its updated Mineral Resources for the Nelligan Mining Complex. On a consolidated basis, the Nelligan Mining Complex reported a significant increase in Indicated and Inferred Mineral Resources. Indicated Resources increased 1.1 million ounces to a total of 4.3 million ounces at an average grade of 0.99 g/t Au. Inferred ounces increased 1.9 million ounces to a total of 7.5 million ounces at an average grade of 1.08 g/t Au. At the time of the Northern Superior acquisition, disclosed estimates were 3.75 Moz Au Measured and Indicated Mineral Resources and 8.65 Moz Au Inferred Mineral Resources, which included Croteau. The Company opted to exclude the mineral resources previously associated with the Croteau property in its year-end update, resulting in the reported totals above.
The Company plans to issue an inaugural technical report for the Nelligan Mining Complex during the first half of 2027.
IAMGOLD has budgeted approximately $24 million for exploration activities within the Nelligan Mining Complex for 2026. The goal of the program will be to conduct thorough testing of Philibert, expand Nelligan and continue to test Monster Lake at depth, all in support of a conceptual preliminary economic assessment in 2027. The Company is planning to test high priority targets within the region.
In January 2026, the Company exercised the option to acquire the remaining 25% interest in the Philibert property held by SOQUEM for the payment totaling C$3.5 million, completing the consolidation of 100% of the Philibert property.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	17

Nelligan
The Company holds a 100% interest in Nelligan located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.
On February 17, 2026, the Company announced its updated Mineral Resources for Nelligan of 3.7 million Indicated gold ounces in 122.0 million tonnes (“Mt”) at 0.95 grams per tonne gold (“g/t Au”), and 4.6 million Inferred ounces (151.0 Mt at 0.96 g/t Au). This represents an 18% increase in Indicated ounces, or 575,000 ounces at the same grade; as well as it represents a 10% decrease in Inferred ounces, or 514,000 ounces, at the same grade. This result is due in part to the infill program conducted last year to increase the confidence in ounces from Inferred Mineral Resources. Mineralization remains open along strike and at depth as demonstrated by encouraging results obtained from the depth exploration program conducted in 2025 (see news release dated September 15, 2025).
A diamond drilling program of 18,000 metres of expansion and delineation drilling is planned for 2026, of which approximately 9,400 metres were completed in the first quarter.
Monster Lake
The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of Nelligan in the Chapais Chibougamau area in Québec.
On February 17, 2026, the Company announced its updated Mineral Resources for Monster Lake of 243,000 tonnes of Indicated Mineral Resources averaging 13.0 g/t Au for 102,000 ounces of gold, and 1,046,000 tonnes of Inferred Mineral Resources averaging 14.8 g/t Au for 499,000 ounces of gold. A slight increase in Indicated ounces and Inferred ounces is noted.
A diamond drilling program of 15,000 metres is planned in 2026 to increase confidence in the existing resource and test at depth the Megane zone following positive results obtained from the 2025 drilling. The depth extension requires further drilling to add to the current resource (see news release dated September 15, 2025). Approximately 7,300 metres were completed in the first quarter of 2026.
Philibert
Following the acquisition of the remaining 25% interest in the Philibert property held by SOQUEM during the quarter, the Company holds a 100% interest in the Philibert Project which is located approximately 10 kilometres north-east of Nelligan in the Chapais Chibougamau area in Québec.
A diamond drilling program of a minimum of 20,000 metres is planned and may be increased to 30,000 metres depending on ground conditions during the summer season. The drilling program aims primarily to convert a significant portion of the Inferred Resource to the Indicated Resource category, where possible exploration drilling could test other prospective targets on the project area. Approximately 14,000 metres were completed in the first quarter of 2026.
Anik
The Anik Gold Project is owned at 75% by IAMGOLD after the Company elected to exercise its first option to acquire an undivided interest of 75% in the project in May 2025 pursuant to an option agreement signed on May 20, 2020, with Auriginal Mining, successor to Kintavar Exploration Inc. The project is contiguous with the Nelligan Gold project to the north and east. The Company holds an option to earn up to 80% interest in the project by meeting certain commitments.
A 1,600 metres diamond drilling program was planned in 2026 for testing different targets in the eastern continuation of the Nelligan Deformation Zone. The program was completed in the first quarter of 2026 and results are pending (see Auriginal Mining news release dated January 26, 2026).
Exploration

In the first quarter of 2026, drilling activities on active projects and mine sites totaled approximately 61,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see “Operations”. The Company's exploration expenditures guidance for 2026 is $54 million.

($ millions)	Q1 2026	Q1 2025
Exploration projects – greenfield	$11.3	$5.7
Exploration projects – brownfield[1]	2.8	2.5
Total – all operations	$14.1	$8.2
1.Exploration projects – brownfield for the first quarter 2026 included near-mine exploration and resource development of $2.3 million (first quarter 2025 - $1.9 million), which are capitalized.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	18

FINANCIAL CONDITION

Liquidity and Capital Resources
The Company’s capital allocation strategy is to maximize value through the allocation of internally generated cashflows to fund growth opportunities, return capital to its shareholders, and strengthen its balance sheet.
As at March 31, 2026, the Company had $550.2 million in cash and cash equivalents and net debt of $105.2 million. The Company has $100.0 million drawn on the Credit Facility and approximately $545.7 million remains available, resulting in liquidity at March 31, 2026, of approximately $1,096.9 million.
Within cash and cash equivalents,
•$74.0 million (70% basis) was held by the Côté Gold UJV. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.
•$281.9 million was held by Essakane. The cash balance at Essakane increased during the quarter and will be used to fund tax payments in April and the Government of Burkina Faso’s portion of the 2026 dividend payment in June. The Company uses dividends and a shareholder account structure to repatriate funds in excess of working capital requirements from Essakane (see “Dividend Payments from Essakane” below).
Restricted cash totaled $69.6 million and relates to deposits required for environmental closure costs obligations related to Essakane and the Westwood division.
The Company’s liquidity position and capital allocation decisions will be substantially determined by the performance of the Company’s operations, the price of gold, inflation expectations, currency exchange rates and the Company’s ability to successfully repatriate dividends from Burkina Faso.
The Company’s liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company’s normal operating requirements, capital commitments, and service the debt obligations as they become due. The Company’s ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.
Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2025 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of this MD&A.
Dividend Payments from Essakane
Excess cash at Essakane is repatriated through dividend and shareholder account payments, of which the Company will receive its share based on its ownership, net of withholding taxes. The shareholder account structure functions like an inter-company loan and allows for the Company's portion of the dividend to be repaid using cash in excess of working capital requirements and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane.
Essakane declared a record dividend of approximately $855 million in June 2025. This dividend represented the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD’s 85% portion of the dividend, net of taxes, was approximately $680.7 million at an EUR/USD exchange rate of 1.15. IAMGOLD has received $508.0 million of dividend payments, net of withholding taxes, shareholder account payments and interest up to March 31, 2026, and the remaining balance of $194.5 million at March 31, 2026, is expected to be fully paid over the next 3 to 6 months. During the first quarter 2026, IAMGOLD received $4.3 million of interest related to the outstanding shareholder account; since the conversion to the shareholder account total interest received has been $12.5 million. Subsequent to quarter end, additional payments of $41.2 million of shareholder account payments were received.

($ millions)	Dividend	Shareholder account
2025 dividend declared	$855.0
Government of Burkina Faso 15% share paid in June 2025	(128.3)
Withholding tax paid in July 2025	(46.0)
IAMGOLD's portion of 2025 dividend declared	680.7
Dividend paid to IAMGOLD	(98.0)
Balance converted to Shareholder account	$(582.7)	$582.7
2025 payments received		(184.8)
Q1 2026 payments received, excluding interest		(212.7)
Foreign exchange		9.3
Balance at March 31, 2026		$194.5

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	19

The dividend and shareholder loan are denominated in XOF which is pegged to the Euro. The timing of the repayment of the shareholder account is dependent upon the gold price, financial performance of Essakane, currency exchange rates and potential receipt of any value added tax (“VAT”) balances owed to Essakane. See “Risks and Uncertainties”.
Essakane is planning to declare its 2026 dividend of approximately $500 million in June 2026. This dividend represents the full distribution of its 2025 earnings. IAMGOLD’s 85% portion of the dividend, net of taxes, is approximately $400 million. IAMGOLD’s portion will be converted into a shareholder account that will be paid using cash generated in excess of working capital requirements.
Share Buyback Program
During the first quarter 2026, the Company repurchased and cancelled approximately 12.9 million shares for approximately $260.0 million at an average price of $20.18 per share through its share buyback program under a normal course issuer bid (“NCIB”) that was approved by the Company’s Board of Directors and the TSX. Total repurchases since inception in December 2025 up to March 31, 2026, are approximately 15.85 million shares for approximately $310.0 million at an average price of $19.56 per share. Subsequent to quarter end, the Company has purchased an additional 2.1 million shares for $40 million.
The NCIB allows for the purchase of up to 57,000,000 of its common shares over a twelve-month period, representing approximately 9.92% of IAMGOLD's public float as at November 30, 2025, through the facilities of the TSX, the NYSE, or any other eligible Canadian alternative trading system on which the common shares are listed. All common shares purchased under the NCIB will be either cancelled or placed under trust to satisfy future obligations under the Company’s share incentive plan. This initiative reflects management’s confidence in the Company’s long-term value and its commitment to disciplined capital allocation. The program is expected to continue to be funded from operating cash flows.
The Company has established an automatic share purchase plan in connection with its NCIB to facilitate the purchase of common shares during times when IAMGOLD would ordinarily not be permitted to purchase common shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, IAMGOLD may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by IAMGOLD in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules. The actual number of common shares that may be purchased, if any, and the timing of such purchases, will be determined by the Company based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
Cash and Working Capital
The following sets out the changes in cash balance from December 31, 2025, to March 31, 2026:
Current assets as at March 31, 2026, were $990.7 million, an increase of $87.0 million compared with December 31, 2025. The increase was due to higher cash and cash equivalents of $128.3 million, partially offset by lower inventories of $21.1 million and lower receivables and other current assets of $20.2 million.
Current liabilities as at March 31, 2026, were $523.3 million, an increase of $6.2 million compared with December 31, 2025. The increase was primarily due to an increase of $45.2 million in income tax payable and an increase of $2.7 million in other current liabilities, partially offset by lower accounts payable and accrued liabilities of $35.5 million and a decrease in the current portion of other liabilities of $6.2 million.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	20

Cash Flow

($ millions)	Q1 2026	Q1 2025
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$569.9	$74.3
Investing activities	(81.0)	(86.6)
Financing activities	(356.5)	(25.1)
Effects of exchange rate fluctuation on cash and cash equivalents	(4.1)	6.5
Increase (decrease) in cash and cash equivalents	$128.3	$(30.9)
Cash and cash equivalents, beginning of the period	421.9	347.5
Cash and cash equivalents, end of the period	$550.2	$316.6
Cash flow provided by operating activities
In the first quarter 2026, operating activities generated cash flow of $569.9 million, higher by $495.6 million compared to the same prior year period. Cash flow from operations increased significantly due to higher revenues driven by an increased realized gold price as compared to the prior year period. Cash flow provided by operations before working capital and taxes paid was $629.5 million in the first quarter, compared to $104.9 million in the prior year period.
Cash flow used in investing activities
Net cash used in investing activities for the first quarter 2026 was $81.0 million, a decrease of $5.6 million from the same prior year period. Capital expenditures of $101.6 million increased by $36.9 million compared to the prior year period, with proceeds from other investing activities increasing by $42.5 million.
Cash flow used in financing activities
Net cash used in financing activities for the first quarter 2026 was $356.5 million, an increase of $331.4 million from the same prior year period as part of the Company’s capital allocation strategy which included a $100.0 million repayment of the credit facility and share repurchase of $260.0 million.
Long-Term Debt
The following table summarizes the carrying value of the Company's long-term debt:

	March 31	December 31
($ millions)[1]	2026	2025
Credit Facility	$100.0	$200.0
5.75% senior notes ($450 million principal outstanding)	448.9	448.8
Equipment loans	0.3	1.0
	$549.2	$649.8
1.Long-term debt does not include leases in place of $101.8 million as at March 31, 2026 (December 31, 2025 - $112.0 million).

1.Includes principal for the 5.75% senior notes and equipment loan and leases.
2.Excludes the amounts drawn on the Credit Facility, which can be repaid at any time prior to maturity in 2028.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	21

Credit Facility
The Company has a $650 million secured revolving Credit Facility, which was entered into in December 2017 and subsequently increased and extended by four years now maturing on December 20, 2028, in support of the Company’s requirements for a senior revolving facility for its overall business.
As at March 31, 2026, the Credit Facility was drawn in the amount of $100.0 million and the Company issued letters of credit under the Credit Facility in the amount of $3.9 million as a supplier payment guarantee and $0.4 million as guarantees for certain environmental indemnities to government agencies, with $545.7 million remaining available under the Credit Facility.
The Credit Facility provides for an interest rate margin above the secured overnight financing rate (SOFR), banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total net debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including net debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at March 31, 2026.
5.75% Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the “Notes”). The Notes are denominated in U.S. dollars and mature on October 15, 2028. The redemption price for the Notes during the 12-month period beginning October 15, 2025, is 101.438% and October 15, 2026, and thereafter is 100%. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.
Term Loan
In May 2023, the Company entered into a $400 million Term Loan. The Term Loan had a 3% original issue discount, bearing interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum. The Company repaid the full facility in 2025. With the repayment completed, the Term Loan has been fully extinguished and is no longer in effect, including all associated covenants and obligations.
Leases
At March 31, 2026, the Company had lease obligations of $101.8 million at a weighted average borrowing rate of 7.25%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025. Subsequent to the quarter-end, on April 10, 2026, the lease agreement was converted to an uncommitted facility. The Company expects to add additional equipment to the facility in 2026 and 2027.
Equipment loan
At March 31, 2026, the Company had an equipment loan with a carrying value of $0.3 million secured by certain mobile equipment, with an interest rate of 5.3% which matures in 2026. The equipment loan is carried at amortized cost on the consolidated balance sheet.
Gold prepay arrangements
In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements. In H1 2025, the Company delivered 75,000 ounces in equal monthly instalments thereby extinguishing the delivery obligations gold into the prepay arrangements. In the settlement of these obligations, the Company received proceeds totaling $59.9 million in Q1 2025 and $59.4 million in Q2 2025, respectively.
Surety bonds and performance bonds
As at March 31, 2026, the Company had (i) C$274.7 million ($196.9 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Westwood division and Côté Gold and (ii) C$32.1 million ($23.0 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.
As at March 31, 2026, there is no collateral required to be in place for surety and performance bonds, and the balance of $219.9 million remains uncollateralized.
During the third quarter 2025, the Company increased the bonds required by C$16.9 million ($12.2 million) and will be required to increase bonds required further by C$19.0 million ($13.6 million) cumulatively during the second and third quarter of 2026.
Contractual Obligations
As at March 31, 2026, contractual obligations from operations with various maturities were approximately $1.3 billion, primarily comprising expected future contractual payments of long-term debt, including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes, which are not included in the contractual obligations. Details of these contracts are included in “Financial Instruments”.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	22

Financial Instruments
The Company seeks to manage its exposure to fluctuations in foreign exchange rates and commodity prices by entering into derivative financial instruments from time to time. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Foreign Currency Contracts
The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros (input costs). Separately, additional currency exchange rate risk exists on earnings distributions from Essakane where total notional amount of the distribution is effectively denominated in EUR and converted to USD upon payment. The total amount of the distribution fluctuates based on EUR/USD rates and is realized based on the timing of distribution payments
At March 31, 2026, the Company’s outstanding foreign currency contracts were as follows:

	2026	2027
Foreign Currency (Input Hedge)[1]
Canadian dollar contracts (millions of C$)	378	42
Rate range (USD/CAD)	1.33 — 1.50	1.35 — 1.41
Hedge ratio[2]	36%	4%
Foreign Currency (Input Hedge)
Euro contracts (millions of EUR)	99
Rate range (EUR/USD)	1.12 — 1.21
Hedge ratio[3]	30%
Foreign Currency (Output Hedge)[4]
Euro contracts (millions of EUR)	55
Rate range (EUR/USD)	1.15 — 1.22
Hedge ratio[5]	32%
1.Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s Canadian dollar expenditures. USD/CAD hedges are CAD notional hedges.
2.The Company calculates the CAD hedge ratio based on future estimates of operating and capital expenditures such as its Canadian dollar operating and capital expenditures at Côté Gold, Westwood and its corporate office. Outstanding derivative contracts are allocated based on a specified allocation methodology. The hedge ratio is effective on the remaining expenditures for the balance of the period and is exclusive of Q1 2026 exposure.
3.The Company calculates the EUR Input hedge ratio based on the Essakane mine’s input cost exposure to the XOF which is pegged to the EUR. The notional amount of EUR input hedges is denominated in EUR and settle financially in USD. The EUR hedge ratio excludes XOF on hand which functions as a natural hedge for the Company’s XOF expenditures.
4.Euro output hedges are for the sale of EUR (purchase of USD) when repatriating funds from Burkina Faso.
5.The Company calculates the EUR output hedge ratio based on the Essakane estimated cash repatriation to IAMGOLD.

	Q1 2026	Q1 2025
Average rates
USD/CAD	1.3717	1.4346
EUR/USD	1.1703	1.0530
Closing rates
USD/CAD	1.3939	1.4387
EUR/USD	1.1555	1.0816
Commodity Contracts
Energy Contracts
The Company uses option structures to help mitigate the risk of fluctuations in the cost of energy, which is a major input in its ongoing mine-site operating costs. The Company has historically used Brent hedges for the exposure of its Essakane mine and uses WTI hedges for energy exposure at its Côté Gold and Westwood mines. At March 31, 2026, the Company’s outstanding energy contracts relate strictly to Côté Gold exposure and the exposure for the Essakane and Westwood mines remains unhedged.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	23

At March 31, 2026, the Company’s outstanding energy contracts in respect of Côté Gold were as follows:

2026
Energy Contracts[1]
WTI oil contracts (thousands of barrels)	22
Contract price range ($barrel of crude oil)	55 — 70
Hedge ratio[2]	22%
1.Subsequent to the quarter end, the Company purchased additional WTI call contracts at $85 per barrel for 26,500 barrels settling monthly between June and September 2026.
2.The Company calculates the hedge ratio for Côté Gold based on future estimates of its fuel consumption for operating and capital activities. Outstanding derivative contracts are allocated based on a specified allocation methodology.
Gold Contracts
The Company’s primary source of revenue is gold that is denominated in U.S. dollars. To manage such risk, the Company may use various hedging strategies, including the use of put and call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold prices remained highly volatile during the period, and this variability continued to impact the Company’s operating and financial performance. Fluctuations in realized prices affected revenue, cash flow generation, and operating margins, in addition, the broader market’s sensitivity to commodity price movements contributed to the increase in volatility in the Company’s share price. Volatility in the gold price is expected to continue in the future which will continue to impact the Company’s share price.
In the third quarter 2025, the Company purchased gold puts for the purpose of ensuring the timely payment of dividends from the Essakane mine. The put purchase price is financed such that the cash outlay for the purchase price is aligned with the hedges’ expiries occurring monthly in 2026. As the hedges are paid for with cash at the time of delivery, no call option was sold to finance the put purchase, and therefore the gold hedges allow unlimited participation in market spot gold prices above the put level (floor price).
At March 31, 2026, the Company’s outstanding gold contracts were as follows:

2026
Gold Contracts
Gold put options (thousands of ounces)	133
Put price level ($/ounce)	$3,100
The following table compares the market price of gold with the average price of gold:

	Q1 2026	Q1 2025
Average market gold price ($/oz)	$4,873	$2,860
Average realized gold price[1] ($/oz), inclusive of prepay deliveries:	$4,859	$2,731
Average realized gold price, excluding prepay deliveries ($/oz)	$4,859	$2,909
Average realized gold price of prepay deliveries[2] ($/oz)	$—	$1,887
Closing market gold price ($/oz)	$4,608	$3,115
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.No further deliveries are required. The Company delivered 37,500 ounces into the Q1 2024 Prepay Arrangements in the first quarter of 2025 fulfilling the terms of the arrangements. See “Gold prepay arrangements” above.
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2026 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Oil price	$10/barrel	$12	$12	$12
USD/CAD	$0.10	$46	$46	$78
EUR/USD	$0.10	$14	$14	$22
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100%, and 85%, respectively.

The cost of sales and cash costs of the Company are impacted by the gold price linked payments and royalties at Côté Gold and Essakane. See “Outlook – Costs”.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	24

Shareholders' Equity

Number issued and outstanding (millions)	March 31, 2026	May 4, 2026
Common shares	580.1	578.0
Options[1]	1.4	1.4
1.Refer to note 20 of the consolidated interim financial statements for all outstanding equity awards.
QUARTERLY FINANCIAL REVIEW

	2026	2025				2024
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,030.1	$1,088.1	$706.7	$580.9	$477.1	$469.9	$438.9	$385.3
Net earnings	$417.4	$444.7	$155.2	$85.9	$46.5	$91.1	$602.5	$92.5
Net earnings attributable to equity holders	$379.7	$406.6	$139.4	$78.7	$39.7	$86.2	$594.1	$84.5
Basic earnings per share attributable to equity holders	$0.65	$0.70	$0.24	$0.14	$0.07	$0.15	$1.04	$0.16
Diluted earnings per share attributable to equity holders	$0.64	$0.70	$0.24	$0.14	$0.07	$0.15	$1.03	$0.16
In the third quarter 2024, net earnings from operations were higher due to the reversal of previous impairments in respect of the Westwood CGU, which includes the Doyon closed mine.
Revenues
Revenues were $1,030.1 million in the first quarter 2026 from sale of 211,500 ounces at an average realized gold price of $4,859 per ounce, higher by $553.0 million or 116% than the prior year period, due primarily to the $2,128 per ounce increase in the realized gold price and higher gold sales volume.
Cost of Sales
Cost of sales excluding depreciation was $343.7 million in the first quarter 2026, higher by $87.5 million or 34% than the prior year period, primarily due to higher royalties at Côté and Essakane due to the higher gold price, and increased production and production cost compared to the prior year period.
Depreciation Expense
Depreciation expense was $115.7 million in the first quarter 2026, higher by $36.0 million or 45% than the prior year period primarily due to the higher sales volume compared to the prior year period.
Exploration Expense
Exploration expense was $7.8 million in the first quarter 2026, higher by $1.2 million or 18% than the prior year period due to increased exploration expenditures at the Nelligan Mining Complex and Côté Gold.
General and Administrative Expense
General and administrative expense was $15.4 million in the first quarter 2026, lower by $1.0 million or 6% than the prior year period, primarily due to $2.3 million in lower salaries and labour costs due to reductions in headcount at the corporate office in 2025, partially offset by $1.0 million in technology implementation costs and $0.2 million higher legal and other administrative costs.
Income Tax Expense
The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate from one period to the next.
Income tax expense was $116.4 million in the first quarter 2026, higher by $77.2 million or 197% than the prior year period. It is comprised of a current income tax expense of $74.5 million and a deferred income tax expense of $41.9 million, higher than the prior year period for current income tax expense by $48.5 million or 187% and higher for deferred income tax expense by $28.7 million or 217%, respectively. The current income tax expense in the first quarter of 2026 was higher primarily due to higher income in Essakane. The deferred income tax expense in the first quarter of 2026 was higher primarily due to withholding tax on expected intercompany dividends and higher Canadian provincial mining taxes.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	25

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2025, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2025, providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated annual and interim financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes, that may have materially affected or are reasonably likely to have materially affected the internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2025 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2026 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and the CFO, believe that any disclosure of controls and procedures and internal control over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments, estimates, and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2025.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (QA-QC) program designed to follow industry best practices. Drill core (HQ and NQ size) samples

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	26

are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length, and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge, fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement On Forward-Looking Information”.
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three months ended March 31, 2026.
The inherently volatile nature of the Company’s activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company’s business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.
Risks and uncertainties to the Company’s business, operations, and financial condition that were identified by management as new or elevated in the first quarter of 2026 are described below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed, effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the first quarter of 2026 that are not described below.
Geopolitical Risks Related to Ongoing Middle East Conflicts
Ongoing or escalating geopolitical tensions and military activity, including the conflict involving the Middle East, may adversely affect the Company’s results of operations, costs, and financial condition. Heightened geopolitical instability in the Middle East has contributed to uncertainty in global economic and financial conditions, including potential constraints affecting key shipping routes such as the Strait of Hormuz, and increased volatility in energy, fuel, and transportation markets, as well as the volatility in financial and commodity markets. These developments may disrupt global supply chains, including the availability and cost of fuel, transportation, and other critical materials, which would have an adverse effect on the results of operations. Disruptions to fuel or other consumable material supply, including as a result the government-imposed restrictions, sanctions, export controls, or other regulatory actions, could require the temporary suspension or shutdown of certain mining operations where reliable access to fuel is essential to safe and continuous operations. Heightened geopolitical tensions may also increase cybersecurity risks, including threats to energy infrastructure, logistics providers, financial systems, and other third-party service providers.
Changes in Laws, Regulations and Government Participation in Burkina Faso
In July 2024, the Government of Burkina Faso adopted a new Mining Code that increased state participation in the mining sector, from 10% to 15% and providing the Government of Burkina Faso, through its state‑owned mining entity with enhanced rights to acquire additional paid equity interests and preferential economic benefits. The Mining Code also requires mining companies to open their share capital to Burkinabe investors. While transitional provisions initially contemplated that existing mining permits would continue to be governed by prior legislation until renewal, the Government has demonstrated a willingness to apply elements of the new regime to existing operations prior to permit expiry through decrees, negotiations and state transactions.
Recent actions by the Government of Burkina Faso, including decrees authorizing increased state ownership in producing mines, could indicate a broader policy trend toward increased resource nationalism and state control over mineral assets in Burkina Faso. As a result, there can be no assurance that further changes to laws, fiscal terms, regulatory requirements or government participation will not be applied to the Company’s mining operations, including Essakane, either upon permit renewal or earlier. Such measures could result in dilution of the Company’s ownership interest, restrictions on cash flows or in extreme circumstances, partial or total expropriation or nationalization of assets and could have a material adverse effect on the Company’s business, results of operations and financial condition.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	27

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in the Company’s latest annual information form (“AIF”), filed with Canadian securities regulatory authorities at www.sedarplus.ca and filed under Form 40-F with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar, and is hereby incorporated by reference into this MD&A.
NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:
•Average realized gold price per ounce sold
•Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled
•Cash costs excluding royalties, cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold
•Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders
•Net cash from operating activities, before movements in working capital and non-current ore stockpiles
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)
•Mine-site free cash flow
•Sustaining and expansion capital expenditures
The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant, and to provide investors a clearer view of the Company’s financial performance based on the average realized proceeds from gold sales in the reporting period.

($ millions, except where noted)	Q1 2026	Q1 2025
Revenues	$1,030.1	$477.1
By-product credits and other revenues	(2.4)	(1.1)
Gold revenues	$1,027.7	$476.0
Sales (000s oz)	211.5	174.2
Average realized gold price per ounce[1,2,3] ($/oz)	$4,859	$2,731
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3.Average realized gold price per ounce sold for the first quarter 2025 includes 37,500 ounces at $1,887 per ounce as delivered into the Q1 2024 Prepay Arrangements. No deliveries were required in the first quarter 2026 as the delivery obligations were fulfilled in H1 2025.
Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled
Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:
•Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by
•the sum of the tonnage of ore and operating waste mined.
Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:
•Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by
•the tonnage of ore milled.

___________________________
1.GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	28

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Côté Gold (100% basis)

($ millions, except where noted)	Q1 2026	Q1 2025
Production cost	$111.1	$80.7
Adjust for:
Increase/decrease in stockpiles	11.7	11.0
Adj. operating cost	$122.8	$91.7
Included in adjusted operating cost:
Open pit net mining cost [A]	43.7	30.7
Milling cost [B], net of capitalized operating cost	57.6	42.3
G&A cost [C]	21.5	18.7
Open pit ore tonnes mined (000s t)	3,553	3,115
Open pit operating waste tonnes mined (000s t)	4,947	5,667
Open pit ore and operating waste tonnes mined (000s t) [D]	8,500	8,782
Ore milled (000s t) [E]	2,341	2,097
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.14	$3.49
Milling cost per tonne milled ($/tonne) [B/E]	$24.62	$20.18
G&A cost per tonne milled ($/tonne) [C/E]	$9.17	$8.89
$/tonne may not re-calculate based on amounts presented in this table due to rounding.
Westwood

($ millions, except where noted)	Q1 2026	Q1 2025
Production cost	$47.5	$41.0
Adjust for:
Increase/decrease in stockpiles	(0.1)	1.2
Adj. operating cost	$47.4	$42.2
Consisting of:
Underground mining cost [A]	30.5	24.4
Open pit net mining cost [B]	2.6	4.9
Milling cost [C]	8.3	6.6
G&A cost [D]	6.0	6.3
Underground ore tonnes mined (000s t) [E]	106	89
Open pit ore tonnes mined (000s t)	60	192
Open pit waste tonnes mined (000s t)	254	481
Open pit ore and operating waste tonnes mined (000s t) [F]	314	673
Ore milled (000s t) [G]	303	282
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$287.25	$274.75
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$8.25	$7.24
Milling cost per tonne milled ($/tonne) [C/G]	$27.50	$23.26
G&A cost per tonne milled ($/tonne) [D/G]	$19.89	$22.70
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	29

Essakane

($ millions, except where noted)	Q1 2026	Q1 2025
Production cost	$126.1	$124.9
Adjust for:
Increase/decrease in stockpiles	(9.3)	4.1
Adj. operating cost	$116.8	$129.0
Consisting of:
Open pit net mining cost [A]	19.9	45.2
Milling cost [B]	64.3	54.6
G&A cost [C]	32.6	29.2
Open pit ore tonnes mined (000s t)	2,231	2,447
Open pit operating waste tonnes mined (000s t)	1,985	5,667
Open pit ore and operating waste tonnes mined (000s t) [D]	4,216	8,114
Ore milled (000s t) [E]	3,141	3,112
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$4.71	$5.57
Milling cost per tonne milled ($/tonne) [B/E]	$20.46	$17.56
G&A cost per tonne milled ($/tonne) [C/E]	$10.39	$9.39
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	30

Cash Costs Excluding Royalties, Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs excluding royalties, cash costs excluding royalties per ounce sold, cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine-site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and amortization, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs excluding royalties per ounce sold, cash costs per ounce sold, and the AISC per ounce sold.
The following tables provide a reconciliation of cash costs excluding royalties, cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs excluding royalties per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.
Three months ended March 31, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$133.4	$65.9	$259.8	$0.3	$459.4
Depreciation expense[1]	(38.9)	(17.4)	(59.1)	(0.3)	(115.7)
Cost of sales, excluding depreciation expense	$94.5	$48.5	$200.7	$—	$343.7
Royalties[2]	18.5	—	70.9	—	89.4
Cost of sales, excluding depreciation expense and royalties	$76.0	$48.5	$129.8	$—	$254.3
Adjust for:
By-product credit	(0.5)	(0.9)	(0.9)	—	(2.3)
Cost attributed to non-controlling interests[3]	—	—	(30.0)	—	(30.0)
Cash costs – attributable	$94.0	$47.6	$169.8	$—	$311.4
Adjust for:
Sustaining capital expenditures[4]	21.8	16.8	51.7	—	90.3
Corporate general and administrative costs[5]	—	—	—	15.4	15.4
Other costs[6]	0.6	0.6	1.0	—	2.2
Cost attributable to non-controlling interests[3]	—	—	(7.9)	—	(7.9)
AISC – attributable	$116.4	$65.0	$214.6	$15.4	$411.4
Total gold sales (000 oz) – attributable	55.1	37.5	101.1	—	193.7
Cost of sales excluding depreciation[7]($/oz sold) – attributable	$1,713	$1,296	$1,688	$—	$1,619
Cash costs – excluding royalties[7] ($/oz sold) – attributable	$1,369	$1,270	$1,083	$—	$1,201
Cash costs[7] ($/oz sold) – attributable	$1,704	$1,270	$1,680	$—	$1,608
AISC[7] all operations ($/oz sold) – attributable	$2,109	$1,733	$2,125	$80	$2,124
1.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2.Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3.Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
4.Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5.Corporate general and administrative costs exclude one-time material severance charges.
6.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	31

Three months ended March 31, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$99.2	$54.5	$181.7	$0.5	$335.9
Depreciation expense[1]	(34.0)	(12.4)	(32.8)	(0.5)	(79.7)
Cost of sales, excluding depreciation expense	$65.2	$42.1	$148.9	$—	$256.2
Royalties[2]	9.6	—	20.0	—	29.6
Cost of sales, excluding depreciation expense and royalties	$55.6	$42.1	$128.9	$—	$226.6
Adjust for:
By-product credit	(0.1)	(0.5)	(0.3)	—	(0.9)
Cost attributed to non-controlling interests[3]	—	—	(14.9)	—	(14.9)
Cash costs – attributable	$65.1	$41.6	$133.7	$—	$240.4
Adjust for:
Sustaining capital expenditures[4]	19.3	15.5	26.0	0.5	61.3
Corporate general and administrative costs[5]	—	—	—	16.4	16.4
Other costs[6]	0.5	0.7	1.5	(3.7)	(1.0)
Cost attributable to non-controlling interests[3]	—	—	(2.8)	—	(2.8)
AISC – attributable	$84.9	$57.8	$158.4	$13.2	$314.3
Total gold sales (000 oz) – attributable	51.6	27.2	85.9	—	164.7
Cost of sales excluding depreciation[7] ($/oz sold) – attributable	$1,264	$1,547	$1,560	$—	$1,465
Cash costs[7] – excluding royalties ($/oz sold) – attributable	$1,074	$1,527	$1,324	$—	$1,280
Cash costs[7] ($/oz sold) – attributable	$1,260	$1,527	$1,557	$—	$1,459
AISC[7] all operations ($/oz sold) – attributable	$1,643	$2,124	$1,846	$80	$1,908
1.Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2.Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
4.Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
6.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Sustaining and Expansion Capital Expenditures
Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.
Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended March 31, 2026, and March 31, 2025:

($ millions, except where noted)	Sustaining	Expansion	Q1 2026	Sustaining	Expansion	Q1 2025
Capital expenditures for property, plant and equipment	$88.6	$12.8	$101.4	$61.7	$5.3	$67.0
Côté Gold (IMG basis)	18.8	9.1	27.9	18.2	3.1	21.3
Westwood	16.6	3.1	19.7	15.1	—	15.1
Essakane	53.2	0.6	53.8	27.9	2.2	30.1
Corporate	—	—	—	0.5	—	0.5

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	32

Reconciliation of capital expenditure and exploration and evaluation expenditures per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended March 31, 2026, and March 31, 2025:

($ millions, except where noted)	Sustaining	Expansion	Q1 2026	Sustaining	Expansion	Q1 2025
Capital expenditures for property, plant and equipment	$88.6	$12.8	$101.4	$61.7	$5.3	$67.0
Working capital adjustments	1.7	1.6	3.3	(0.4)	(1.9)	(2.3)
Capital expenditures per statement of cash flows	$90.3	$14.4	$104.7	$61.3	$3.4	$64.7
Côté Gold (IMG basis)	21.7	10.5	32.2	19.3	1.2	20.5
Westwood	16.9	3.3	20.2	15.5	—	15.5
Essakane	51.7	0.6	52.3	26.0	2.2	28.2
Corporate	—	—	—	0.5	—	0.5
EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization, and finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2026	Q1 2025
Earnings before income taxes	$533.8	$85.7
Add:
Depreciation	115.7	79.7
Finance costs	7.5	29.8
EBITDA	$657.0	$195.2
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	—	2.8
Foreign exchange (gain)/loss	5.4	(1.6)
Write-down of assets	1.3	0.1
Changes in estimates of asset retirement obligations at closed sites	1.3	4.9
Fair value of deferred consideration from sale of Sadiola	(3.0)	(0.5)
Severance costs	0.1	3.8
Other	4.2	(0.2)
Adjusted EBITDA	$666.3	$204.5

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	33

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q1 2026	Q1 2025
Earnings before income taxes and non-controlling interests	$533.8	$85.7
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	—	2.8
Other finance costs	1.8	5.1
Foreign exchange (gain)/loss	5.4	(1.6)
Write-down of assets	1.3	0.1
Changes in estimates of asset retirement obligations at closed sites	1.3	4.9
Fair value of deferred consideration from sale of Sadiola	(3.0)	(0.5)
Severance costs	0.1	3.8
Other	4.2	(0.2)
Adjusted earnings before income taxes and non-controlling interests	$544.9	$100.1
Income taxes	(116.4)	(39.2)
Tax on foreign exchange translation of deferred income tax balances	0.8	2.3
Tax impact of adjusting items	(0.5)	(1.2)
Non-controlling interests	(37.7)	(6.8)
Adjusted net earnings attributable to equity holders	$391.1	$55.2
Adjusted net earnings per share attributable to equity holders	$0.67	$0.10
Basic weighted average number of common shares outstanding (millions)	587.6	572.5
Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q1 2026	Q1 2025
Net cash from operating activities	$569.9	$74.3
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	12.9	18.3
Inventories and non-current ore stockpiles	6.5	22.5
Accounts payable and accrued liabilities	40.2	(10.2)
Net cash from operating activities before changes in working capital	$629.5	$104.9

IAMGOLD CORPORATION First Quarter 2026 Management's Discussion and Analysis	34

Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company’s ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.
Three months ended March 31, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$144.1	$130.2	$355.0	$(59.4)	$569.9
Add:
Operating cash flow used by non-mine site activities	—	—	—	59.4	59.4
Cash flow from operating mine-sites	$144.1	$130.2	$355.0	$—	$629.3
Capital expenditures	32.2	20.2	52.3	—	104.7
Less:
Capital expenditures from corporate and development projects	—	—	—	—	—
Capital expenditures from operating mine-sites	$32.2	$20.2	$52.3	$—	$104.7
Mine-site cash flow	$111.9	$110.0	$302.7	$—	$524.6
Three months ended March 31, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$78.1	$32.1	$93.6	$(129.5)	$74.3
Add:
Operating cash flow used by non-mine site activities	—	—	—	129.5	129.5
Cash flow from operating mine-sites	$78.1	$32.1	$93.6	$—	$203.8
Capital expenditures	20.5	15.5	28.2	0.5	64.7
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	(0.5)	(0.5)
Capital expenditures from operating mine-sites	$20.5	$15.5	$28.2	$—	$64.2
Mine-site cash flow	$57.6	$16.6	$65.4	$—	$139.6

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Liquidity and Net Cash (Debt)
Liquidity is defined as cash and cash equivalents, short-term investments, and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31	December 31
($ millions, except where noted)	2026	2025
Cash and cash equivalents	$550.2	$421.9
Short-term investments	1.0	1.0
Available Credit Facility	545.7	445.7
Available Liquidity	$1,096.9	$868.6

	March 31	December 31
($ millions, except where noted)	2026	2025
Cash and cash equivalents	$550.2	$421.9
Short-term investments	1.0	1.0
Long-term debt[1]	(550.3)	(651.0)
Net cash (debt) excluding lease liabilities and letters of credit	0.9	(228.1)
Lease liabilities	(101.8)	(112.0)
Drawn letters of credit issued under Credit Facility	(4.3)	(4.3)
Net cash (debt)	$(105.2)	$(344.4)
1. Includes principal amount of the Notes of $450.0 million, Credit Facility of $100.0 million and equipment loan of $0.3 million (December 31, 2025 – $450.0 million, $200.0 million, and $1.0 million, respectively). Excludes deferred transaction costs and embedded derivatives on the Notes.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company’s vision, strategy, future financial or operating performance and other statements that express management’s expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “maintain”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, “likely”, “progress”, “strive”, “sustain”, “effort”, “extend”, “remain”, “pursue”, “predict”, or “project” or the negative of these words or other variations on these words or comparable terminology.
In particular, forward-looking statements in this MD&A include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Outlook”, “Environmental, Social and Governance”, “Operations”, “Financial Condition" and “Quarterly Financial Review” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; long-term value and capital allocation; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company’s capital allocation and liquidity; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the sale of its Malian asset; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity, including commitments related thereto and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and energy transition; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the future price of gold and other commodities; equity financings, foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations.

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The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company’s business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company’s sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company’s operations and disruptions in global supply chains; tariffs and increase costs of supplies and equipment; the volatility of the Company’s securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company’s assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company’s operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company’s business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company’s level of indebtedness; the Company’s ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company’s choices in capital allocation; effectiveness of the Company’s ongoing cost containment efforts; the Company’s ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company’s operations and/or the failure and/or the effectiveness of contractors to perform; risks relating to acquisitions and divestitures; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company’s operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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